L E D G E W O O D
A PROFESSIONAL CORPORATION
1900 Market Street, Suite 750, Philadelphia, PA 19103
TEL 215.731.9450 FAX 215.735.2513
www.ledgewood.com

November 19, 2014

Ms. Kristi Marrone
Mr. William Demarest
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:    Resource Capital Corp.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
File No. 1-32733

Dear Ms. Marrone and Mr. Demarest:

On behalf of Resource Capital Corp. (the “Company”), this letter is to respond to comments to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, set forth in Ms. Marrone’s letter dated November 6, 2014. For convenience, we set forth each comment in italics, followed by the Company’s response.

Item7.    Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42.

Funds from Operations, page 77

1.
We note your response to comment 4. To the extent that you disclose AFFO as a supplemental measure of operating performance, please remove references to the company’s cash flow generated by operations in your discussion of AFFO as this may indicate that AFFO is used as a liquidity measure. To the extent that you disclose AFFO per share, please reconcile to GAAP earnings per share. Refer to Question 102.05 of the Non-GAAP Financial Measures C&DIs.

The Company will revise the discussion of AFFO in its future filings, beginning with its Annual Report on Form 10-K for the year ended December 31, 2014, to remove the reference to cash flow from operations in the first sentence of the second paragraph under “Funds from Operations.” As revised, the sentence will be:

“AFFO is a computation made by analysts and investors to measure a real estate company’s operating performance.”

The Company will also revise its future filings, beginning with its Annual Report on Form 10-K for the year ended December 31, 2014, to the extent that it discloses AFFO per share, to reconcile AFFO per share to GAAP earnings per share.

Consolidated Statements of Income, page 91

2.
We note your response to comment 5 and continue to believe that items in question do not meet the definition of revenue. As previously requested, please revise in future filings to present 1) equity in net earnings (losses) of unconsolidated subsidiaries, 2) net realized gain on sales of investment securities available-for-sale and loans, 3) net realized and unrealized (loss) gain on investment securities, trading and 4) unrealized (loss) gain on linked transactions in the “Other” section below operating expenses.

The Company will revise its future filings, beginning with its Annual Report on Form 10-K for the year ended December 31, 2014, to present items 1 through 4, above, in “Other Revenue (Expense)” below “Operating Expenses.”

Very truly yours,

/s/ J. Baur Whittlesey
J. Baur Whittlesey